U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     FORM 12B-25 NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-18601





                            CUSPID NUMBER: 893691105



         [X] FORM 10-K

                  For the Year Ended:  December 31, 1999

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information herein.
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         If the  notification  relates to a portion of the filing checked above,
         Identify the Item (s) to which the notification relates:

Part I - - Registrant Information

Transit Group, Inc.
2859 Paces Ferry Road, Suite 1740
Atlanta, GA 30339

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if Appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report on Form 10-K or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date.

         [ ] (c) The  accountant's  statement or other exhibit  required by Rule
                 12b-25(c) has been attached, if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Form 10-K could not be filled within the prescribed period.

Form 10-K for 1999 for Transit Group, Inc. could not be filed within the presented time limit because of the significant additional time required to properly account for the eight acquisitions made by the Company during 1999.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Wayne N. Nellums             (770)              444-0240
     ----------------             -----              --------
         (name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X} Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

                               Transit Group, Inc.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2000                        By:   /s/ Philip A. Belyew
      --------------                             ---------------------
                                                     Philip A. Belyew

                                    Exhibit A

Results of operations for fiscal 1999 differed significantly from those of 1998. For the fiscal year, revenues increased from $177.6 million to $355.5 million primarily as a result of eight companies acquired in 1999 plus full year results for six companies acquired in 1998. Pretax profits also grew from $4.6 million in 1998 to $6.1 million in 1999. In 1998 the Company recognized a $7.5 million benefit for net operating loss carryforwards. As a result net income declined from $11.7 million in 1998 to $4.4 million in 1999.

In May 1999 the Company issued $25 million of 9% Redeemable Preferred Stock. As a result the Company had incurred dividends of $1.4 million in 1999. Income available for common shareholders was $3.0 million in 1999 vs. $11.7 million in 1998.

Despite higher operating levels in 1999 compared to 1998, the company had a loss in the fourth quarter of 1999. A major component of the Company's cost structure is diesel fuel which has increased by approximately 37% in the fourth quarter of 1999 compared to the same period a year ago. The impact of fuel costs was approximately $2.4 million on 1999 fourth quarter results. Additionally the Company incurred higher than expected costs associated with consolidating its three Louisville, Kentucky divisions and also incurred uninsured cargo losses of approximately $.4 million. All of these factors resulted in a net loss for the fourth quarter of 1999 of $2.2 million and a loss available to common shareholders of $2.8 million.